This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefónica, S.A. Issuer: Telefónica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 333-123162

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Further to the report registered on June 10th, 2005, Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

After having obtained the required authorisation of the European Commission on June 10th, 2005, Telefonica. S.A. and the National Property Fund, the Czech Republic's privatisation entity, have today closed the sale of 51.1% of the telecommunications operator Cesky Telecom. The price for the acquisition of 51.1% of the operator's capital stands at EUR 2,746 million, as expected.

The acquisition of Cesky Telecom further develops Telefonica's strategy of organic growth complemented with selective acquisitions with strong positions in their respective markets. Cesky Telecom is the leading operator in fixed and mobile services in the Czech Republic, with an edge over its competitors thanks to being the sole integrated operator in its market. In March 2005, the company operated 9 million of accesses.

In accordance with Czech legislation, within 60 days from today, Telefonica will launch a tender offer for the remaining share of the capital stock, i.e. for up to 48.9%. The terms of the tender offer will be published after approval by the Czech authorities.

Madrid, June 16th, 2005